Exhibit 99.5

CERTIFICATE

Reference is made to the Special Meeting of Securityholders of Harvest Energy Trust (the "Trust") scheduled to be held on December 15, 2009 (the "Meeting").

I, Robert Fotheringham, Chief Financial Officer of Harvest Operations Corp., the administrator of the Trust, hereby certify in my capacity as an officer of the Corporation, for and on behalf of the Trust, and not in my personal capacity, that:

1.

All proxy-related materials in connection with the Meeting are being sent in compliance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to all beneficial owners of the Corporation at least 21 days before the date fixed for the Meeting.

2.	The Trust has arranged to carry out in connection with the Meeting all of the requirements of NI 54-101 in addition to those described in item 1 above.

3.	The Trust is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.

The terms "beneficial owner" and "proxy-related materials" as used in this Certificate shall have the respective meanings ascribed thereto in NI 54-101.

DATED this 18th day of November, 2009.

HARVEST OPERATIONS CORP.

By:	(signed) "Robert Fotheringham"
Robert Fotheringham
Chief Financial Officer